Exhibit 99.1

Nanobiotix Announces Participation at Three Virtual Investor Conferences in January 2022

PARIS & CAMBRIDGE, Mass.--(BUSINESS WIRE)--January 4, 2022--Regulatory News:

NANOBIOTIX (Euronext: NANO – NASDAQ: NBTX – the ‘‘Company’’), a late-clinical stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, today announced that the Company’s leadership will participate in three upcoming, virtual investor conferences in January 2022.

Event Details:

Oddo BHF Forum 2022
Date: January 6-11, 2022
Format: Virtual one-on-one meetings with investors

H.C. Wainwright Bioconnect Conference
Date: January 10-13, 2022
Format: Corporate presentation
Time: Presentation available starting January 10, 2022 at 7:00 AM (EST) / 1:00 PM (CET)

Biotech Showcase™ 2022
Date: January 17-19, 2022
Format: Corporate presentation and virtual one-on-one meetings with investors
Time: Presentation available starting at 8:00 AM (PT) / 5:00 PM (CET) on January 10, 2022

The presentations will be accessible on the Events section of the company’s website at www.nanobiotix.com.

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About NANOBIOTIX
Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France. The company also has subsidiaries in Cambridge, Massachusetts (United States), France, Spain, Germany and Switzerland.
Nanobiotix has been listed on the regulated market of Euronext in Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020.

Nanobiotix is the owner of more than 30 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system. The company's resources are primarily devoted to the development of its lead product candidate– NBTXR3 —which is the product of its proprietary oncology platform and has already achieved market authorization in Europe for the treatment of patients with soft tissue sarcoma under the brand name Hensify®.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

Contacts

Nanobiotix

Communications Department
Brandon Owens
VP, Communications
+1 (617) 852-4835
contact@nanobiotix.com

Investor Relations Department
Kate McNeil
SVP, Investor Relations
+1 (609) 678-7388
investors@nanobiotix.com

Media Relations

France – Ulysse Communication
Pierre-Louis Germain
+ 33 (0) 6 64 79 97 51
plgermain@ulysse-communication.com

US – Porter Novelli
Dan Childs
+1 (781) 888-5106
Dan.childs@porternovelli.com